Exhibit 99.1

RDA Microelectronics Announces Second Quarter 2013 Financial Results and Establishes Quarterly Dividend Policy

Second Quarter Revenue Increased 13.5% Sequentially and 16.9% Year-Over-Year

Gross Margin Expanded to 32.3%

Declares $0.10 per ADS Cash Dividend for Third Quarter 2013

SHANGHAI, China, August 6, 2013 — RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the second quarter ended June 30, 2013 and a recurring quarterly cash dividend policy.

Second Quarter Financial Highlights (in US dollars):

•                  Revenue was $110.3 million, within the Company’s guidance of $109 million to $111 million, and representing an increase of 13.5% from the $97.1 million in the first quarter and 16.9% from the $94.4 million in the second quarter of 2012.

•                  Gross margin was 32.3%, compared to 32.1% in the previous quarter and 31.0% in the second quarter of 2012.

•                  GAAP net income was $13.7 million, or $0.29 per diluted ADS, compared to $10.7 million, or $0.22 per diluted ADS in the previous quarter and $12.2 million, or $0.25 per diluted ADS, in the second quarter of 2012.

•                  Non-GAAP net income was $16.9 million, or $0.35 per diluted ADS, compared to $13.7 million, or $0.28 per diluted ADS, in the previous quarter and $15.2 million, or $0.32 per diluted ADS, in the second quarter of 2012.

For a reconciliation of non-GAAP financial measures, please refer to the tables included in this press release.

Second Quarter and Recent Business Highlights:

•                  Secured SP3T switch design wins for 2G and 3G Samsung smartphones, demonstrating RDA’s commitment to grow its global smartphone market share in emerging markets as well as developed regions, such as Europe.

•                  Expanded sampling of the RDA8810 EDGE baseband smartphone solution and introduced sampling of the RDA8811 EDGE baseband for tablets.

•                  Introduced 802.11n WiFi combo chip integrating WiFi 802.11n, Bluetooth and FM on a single die for smartphone and tablet applications in China and the emerging markets.

In regards to the Company’s second quarter financial results, Vincent Tai, chairman and CEO of RDA Microelectronics commented, “Second quarter revenue increased 17% over the prior year quarter as a result of increased sales of our baseband products as well as higher volumes of our

WiFi combo chip. We are pleased with our continued progress to penetrate the ultra-low cost feature phone market with our highly integrated 2G baseband solution. The 8851, which represents the large majority of our shipments, continues to be well-received by customers as we increase our silicon content and addressable market.

“To further expand our future growth opportunities, we have sampled our 8810 EDGE baseband solution for low-cost smartphones. In addition to the rapid growth of smartphones in China, this product is well suited for emerging markets where EDGE is the predominate network for low-cost smartphones. We remain on track to reach volume shipments of our smartphone baseband in the fourth quarter of this year.

“In addition to the smartphone market, we began sampling our 8811 EDGE product specifically designed to address significant opportunities in the tablet market. Similar to its sister product, RDA8811 is a highly integrated solution that incorporates an ARM® Cortex®-A5 application processor with the EDGE modem on a single chip, which provides significant competitive advantages. RDA is once again offering the highest level of product integration available in the market. We also recently launched our second generation WiFi combo chip, which integrates WiFi 802.11n, Bluetooth and FM on a single die for both smartphone and tablet applications.

“These recent product introductions serve as good examples of RDA’s ability to leverage our advanced R&D capabilities and broad range of IP to efficiently develop products and aggressively penetrate large and growing markets. We also remain on track to begin sampling our WCDMA baseband by year-end and continue to make further progress on our TD-SCDMA and LTE solutions.”

Commenting on the dividend declaration, Mr. Tai concluded, “We are also pleased to announce a recurring quarterly dividend for RDA shareholders. This decision reflects our confidence in the Company’s business model and sustainable free cash flow to not only support our growth initiatives, but also return capital to our investors on a regular basis.”

Second Quarter Operating Summary:

•                  Revenue was $110.3 million, compared to $97.1 million in the previous quarter and $94.4 million in the second quarter of 2012. The sequential increase in revenue mainly resulted from more working days in the second quarter.

•                  Gross margin was 32.3%, compared to 32.1% in the previous quarter and 31.0% in the second quarter of 2012. The sequential increase in gross margin was due to ongoing product cost reduction initiatives. The increase in gross margin over the prior year period was driven by increasing shipments of the higher margin RDA8851 baseband solution.

•                  R&D expenses were $17.7 million, compared to $15.9 million in the previous quarter and $12.5 million in the second quarter of 2012. The increase in R&D was mainly due to higher tape-out expenses for new product development as well as higher employee compensation costs.

•                  SG&A expenses were $4.5 million, compared with $4.3 million in the previous quarter and $4.0 million in the prior year period.

•                  Non-GAAP net income was $16.9 million, compared to $13.7 million in the previous quarter and $15.2 million in the second quarter of 2012.

Balance Sheet and Cash Flow Summary as of June 30, 2013:

•                  Cash, cash equivalents and short-term investments increased to $122.9 million, compared to $114.2 million as of March 31, 2013. In the second quarter of 2013, the Company generated $16.8 million in cash from operations, compared to $1.9 million used in the prior quarter.

•                  Repurchased 281,488 shares of ADS’s for $2.9 million under the Company’s stock repurchase authorization during the quarter.

•                  Accounts receivable was $41.8 million, compared to $39.8 million as of March 31, 2013, reflecting higher revenue during the period.

•                  Inventory decreased $3.6 million to $56.1 million.

•                  Accounts payable was $47.6 million, compared to $59.0 million as of March 31, 2013.

Dividend Policy and First Quarterly Pay-Out

The Board of Directors of the Company approved a new dividend policy, pursuant to which, starting from the third quarter of 2013, the Company will issue a recurring cash dividend every quarter in an amount to be determined by the Board of Directors based on the Company’s financial performance and cash position in the preceding quarters.

Under this policy, the Board declared the Company’s first quarterly cash dividend of $0.10 per ADS, each representing six ordinary shares of the Company, for the third quarter of 2013.  The cash dividend will be payable on September 20, 2013 to shareholders of record at the close of business on August 30, 2013. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Third Quarter 2013 Business Outlook:

For the third quarter of 2013, the Company expects revenue to be in the range of $105 million to $115 million. The Company expects gross margins to be approximately 32.6%.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. Eastern Time on Tuesday, August 6, 2013 (8:00 p.m. in Shanghai, China).

•                      For parties in the United States and Canada, please call 1-877-280-7280, conference code 12417207

•                      For parties in Hong Kong, please call 800933597, conference code 12417207

•                      Other International parties please call 1-678-825-8232, conference code 12417207

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com.The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for ten days. To hear the replay, parties in the United States and Canada should call 1-855-859-2056 and enter pass code 12417207, International parties should call 1-404-537-3406 and enter the same pass code.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses and amortization of acquired and licensed intangibles helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses and amortization of acquired and licensed intangibles that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	June 30, 2012	March 31, 2013	June 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	55,550	71,727	69,255
Short-term investments-time deposit	103,459	42,476	53,691
Accounts receivable	21,516	39,778	41,808
Inventories	44,561	59,735	56,106
Prepaid expenses and other current assets	6,524	11,662	8,398
Deferred tax assets	5	—	—
Total current assets	231,615	225,378	229,258

Non-current assets
Property, plant and equipment, Net	8,305	10,012	10,291
Intangible Assets	52,595	52,111	49,801
Goodwill	8,900	8,900	8,900
Other long-term assets	2,079	3,695	4,903
Investment	48	—	—
Total assets	303,542	300,096	303,153

LIABILITIES
Current liabilities
Accounts payable	54,015	58,965	47,575
Accrued expenses and other current liabilities	19,266	24,776	25,054
Deferred revenue	6,623	9,098	9,975
Total current liabilities	79,904	92,839	82,604

Other long-term liability	—	—	521
Deferred tax Liability	95	92	83

Total liabilities	79,999	92,931	83,208

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares	2,820	2,885	2,891
Additional paid-in capital	144,821	146,734	147,969
Recourse loans	(1,301)	(2,106)	(2,241)
Accumulated other comprehensive income	1,083	1,260	1,567
Treasury stock	(12,969)	(12,687)	(15,023)
Retained earnings	89,089	71,079	84,782
Total shareholders’ equity	223,543	207,165	219,945

Total liabilities and shareholders’ equity	303,542	300,096	303,153

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	June 30, 2012	March 31, 2013	June 30, 2013
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	94,370	97,146	110,294
Cost of revenue	(65,088)	(65,922)	(74,618)
Gross profit	29,282	31,224	35,676

Operating expenses:
Research and development	(12,464)	(15,922)	(17,669)
Selling, general and administrative	(3,957)	(4,306)	(4,467)
Total operating expenses	(16,421)	(20,228)	(22,136)
Operating income	12,861	10,996	13,540
Other income:
Interest income	927	766	810
Other income(expense), net	(370)	20	768
Income before income taxes	13,418	11,782	15,118
Income tax expense	(1,204)	(1,074)	(1,414)
Net income	12,214	10,708	13,704

Earnings per ADS
- Basic	0.27	0.23	0.30
- Diluted	0.25	0.22	0.29

Weighted average ADS equivalent: [1]
- Basic	45,509,278	46,405,847	46,399,565
- Diluted	48,066,210	48,119,292	48,015,470

Share-based compensation was allocated in operating expenses as follows:
Research and development	333	357	468
Selling, general and administrative	358	373	431

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents six ordinary shares.

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Six Months Ended
	June 30, 2012	June 30, 2013
	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	166,365	207,440
Cost of revenue	(111,217)	(140,540)
Gross profit	55,148	66,900

Operating expenses:
Research and development	(20,728)	(33,591)
Selling, general and administrative	(7,149)	(8,773)
Total operating expenses	(27,877)	(42,364)
Operating income	27,271	24,536
Other income(expense):
Interest income	1,697	1,576
Other income (expense), net	(370)	788
Income before income taxes	28,598	26,900
Income tax expense	(2,534)	(2,488)
Net income	26,064	24,412

Earnings per ADS
- Basic	0.59	0.53
- Diluted	0.56	0.51

Weighted average ADS equivalent:
- Basic	44,335,098	46,402,706
- Diluted	46,875,947	48,067,381

Share-based compensation was allocated in operating expenses as follows:
Research and development	704	825
Selling, general and administrative	730	804

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended June 30, 2013
			(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	17,669	16%	468	2,265	2%	14,936	13%
Selling, general and administrative	4,467	4%	431	—	0%	4,036	4%
Total operating expenses	22,136	20%	899	2,265	3%	18,972	17%
Operating income	13,540	12%	899	2,265	3%	16,704	15%
Net income	13,704	12%	899	2,265	3%	16,868	15%

Diluted earnings per ADS	0.29		0.01	0.05		0.35

Weighted average ADS-Diluted	48,015,470		48,015,470	48,015,470		48,015,470

	Quarter Ended March 31, 2013
			(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	15,922	16%	357	2,265	3%	13,300	13%
Selling, general and administrative	4,306	4%	373	—	0%	3,933	4%
Total operating expenses	20,228	20%	730	2,265	3%	17,233	17%
Operating income	10,996	11%	730	2,265	3%	13,991	14%
Net income	10,708	11%	730	2,265	3%	13,703	14%

Diluted earnings per ADS	0.22		0.01	0.05		0.28

Weighted average ADS-Diluted	48,119,292		48,119,292	48,119,292		48,119,292

	Quarter Ended June 30, 2012
			(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	12,464	13%	333	2,265	3%	9,866	10%
Selling, general and administrative	3,957	4%	358	—	0%	3,599	4%
Total operating expenses	16,421	17%	691	2,265	3%	13,465	14%
Operating income	12,861	14%	691	2,265	3%	15,817	17%
Net income	12,214	13%	691	2,265	3%	15,170	16%

Diluted earnings per ADS	0.25		0.01	0.06		0.32

Weighted average ADS outstanding-Diluted	48,066,210		48,066,210	48,066,210		48,066,210

	Six Months Ended June 30, 2013
			(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	33,591	16%	825	4,530	3%	28,236	14%
Selling, general and administrative	8,773	4%	804	—	0%	7,969	4%
Total operating expenses	42,364	20%	1,629	4,530	3%	36,205	17%
Operating income	24,536	12%	1,629	4,530	3%	30,695	15%
Net income	24,412	12%	1,629	4,530	3%	30,571	15%

Diluted earnings per ADS	0.51		0.02	0.10		0.63

Weighted average ADS outstanding-Diluted	48,067,381		48,067,381	48,067,381		48,067,381

	Six Months Ended June 30, 2012
			(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	20,728	12%	704	2,745	2%	17,279	10%
Selling, general and administrative	7,149	4%	730	—	0%	6,419	4%
Total operating expenses	27,877	16%	1,434	2,745	2%	23,698	14%
Operating income	27,271	16%	1,434	2,745	2%	31,450	18%
Net income	26,064	16%	1,434	2,745	2%	30,243	18%

Diluted earnings per ADS	0.56		0.03	0.06		0.65

Weighted average ADS outstanding-Diluted	46,875,947		46,875,947	46,875,947		46,875,947

Contacts:
Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
 +86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com